November 6, 2012

VIA-EDGAR

Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silvercrest Asset Management Group Inc.
Amendment No. 3 Registration Statement on Form S-1
Filed October 30, 2012
File No. 333-183963

Dear Ms. Long,

This letter sets forth the response of Silvercrest Asset Management Group Inc. (the “Company”) to the comment letter, dated November 5, 2012, of the staff of the Division of Corporation Finance (the “Staff”) to Amendment No. 3 to the registration statement on Form S-1 (File No. 333-183963). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) on EDGAR. Please note that all page number references correspond to the clean version of the Registration Statement.

Our Structure and Reorganization, page 6

1.	Please revise your organizational chart presentation to clarify what the 59.0% of L.P. Interests – Class B Units in Silvercrest L.P. and the 41% of G.P. Interest – Class A Units in Silvercrest L.P. represent. If they represent voting interests, please add to the presentation to include economic interest holders and the corresponding percentages.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 and 46 of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Information, page 66

Unaudited Pro Forma Consolidated Statement of Operations for the Year December 31, 2011, page 67

2.	We note the additional disclosures you provided to Note 3(A) in response to comment five in our letter dated October 19, 2012. As previously requested, please explain how you calculated the rate benefit from the flow through entity. Please refer to Rule 11-02(b)(6) of Regulation S-X and Instruction 7 to Rule 11-02(b) of Regulation S-X for guidance. Please also address this comment for your interim presentation.

Response: The rate benefit from the flow-through entity (the “FTE”), Silvercrest L.P., is directly related to the post-offering corporate structure. Historically, as an FTE, Silvercrest L.P. has not been subject to U.S. federal and certain state income taxes, however it has been subject to the New York City Unincorporated Business Tax. As a result of the reorganization only the income attributable to the economic interests of the Class A units held by the Company, will be subject to taxes applicable to C-Corporations at the consolidated Silvercrest Asset Management Group Inc. level. The rate benefit from the FTE reflected in Note 3(D) primarily represents the portion of the tax effected (at statutory rates) consolidated pro forma income before tax attributable to the Class B units and Deferred Equity Units of Silvercrest L.P. and to a lesser extent the benefit of the amortization of the step-up in basis resulting from entering into the Tax Receivable Agreement. The federal and state income taxes on the earnings attributable to the Class B units and Deferred Equity Units would be payable directly by the principals of Silvercrest L.P. who hold such units. The Company believes that its presentation is consistent with the guidance of Rule 11-02(b)(6) of Regulation S-X as the pro forma tax provisions give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable and Instruction 7 to Rule 11-02(b).

3.	Please revise the line item, net income, to clarify that it excludes non-recurring items. Please refer to Rule 11-02(b)(5) of Regulation S-X for guidance.

Response: In response to the Staff’s comment, the Company has revised the net income line item on pages 67 and 74 to clarify that net income excludes non-recurring items.

4.	We note the calculation of net income attributable to non-controlling interests you included in Note (3)(B) in response to comment six in our letter dated October 19, 2012. Please expand this disclosure to reconcile your disclosure that there are 429,950 deferred equity units outstanding as of December 31, 2011 with the disclosures in Note 17 to the audited annual financial statements. Please provide a similar disclosure for your interim financial statement presentation. Finally, please provide your calculation of the portion of provision for income taxes allocated to non-controlling interest for both periods presented. Please refer to Rule 11-02(b)(6) of Regulation S-X for guidance.

Response: In response to the Staff’s first two comments regarding the reconciliation of the deferred equity unit amounts, the Company has revised the disclosure on pages 68 and 77 of the Registration Statement. In response to the third comment from the Staff, the Company has revised the disclosure on pages 68-69 and 77 of the Registration Statement.

Unaudited Pro Forma Consolidated Statement of Financial Condition, page 73

5.	We note your disclosure in Note (3)(A) that the $10 million distribution of previously undistributed earnings will be funded from existing cash balances of Silvercrest L.P. Please clarify this statement in light of the fact that cash and cash equivalents as of June 30, 2012 as adjusted before the offering is $4.45 million.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 73 of the Registration Statement.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this submission, please call me at (212) 649-0623 or Christina E. Melendi at (212) 705-7814.

Sincerely,

/s/ David J. Campbell

cc:	Floyd I. Wittlin (Bingham McCutchen LLP)
Christina E. Melendi (Bingham McCutchen LLP)
David S. Huntington (Paul, Weiss, Rifkind, Wharton & Garrison LLP)